GTX Corp

117 W 9th Street, Suite 1214

Los Angeles, CA 90015

October 25, 2021

VIA EDGAR

Gregory Herbers

Division of Corporation Finance

Office of Manufacturing

Re:	GTX Corp
Offering Statement on Form 1-A
Filed October 15, 2021
File No. 024-11681
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Herbers:

GTX Corp (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11681), filed on October 15, 2021 (the “Offering Statement”), so that it may become qualified before 4:00 p.m. Eastern Time on October 27, 2021, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Arden Anderson, of Austin Legal Group, APC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (619) 924-9600. We also respectfully request that a copy of the written order from the Commission verifying the qualifying time and date of such Offering Statement be sent to Ms. Anderson via facsimile at (619) 881-0045.

Best Regards,

GTX Corp

/s/ Patrick Bertagna
Patrick Bertagna
Chief Executive Officer